601 Lexington Avenue
New York, New York 10022
Joshua N. Korff
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4943		(212) 446-4900
joshua.korff@kirkland.com	www.kirkland.com
November 9, 2009
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561

Attention:	Mr. John Reynolds Ms. Pamela Howell Mr. Dana Brown

Re:	rue21, inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 2, 2009 File No. 333-161850
Dear Messrs. Reynolds and Brown and Ms. Howell:
     This letter is being furnished on behalf of rue21, inc. (the “Company”) in response to a conversation with Ethan Horowitz of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1 (File No. 333-161850) (the “Registration Statement”) that was filed with the Commission on November 2, 2009 and the Company’s response letter to the Staff that was filed with the Commission on November 9, 2009.
     The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.
     In addition, on behalf of the Company, we have attached the Company’s proposed revisions to Amendment No. 3 and certain other updating and conforming changes as Annex A. All page numbers noted in the responses below refer to the pages in the attached Annex A.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Recent Developments, page 3
1.	We note that you did not disclose net income and net income per common share for the quarters ending October 31, 2009 and November 1, 2008 in this section. Considering your presentation of this updated data, we believe that these measures are important to an investors understanding of a company’s performance. Please revise to disclose net income and net income per common share for the quarters ending October 31, 2009 and November 1, 2008 here, or disclose in sufficient detail the reasons why you have omitted these measures for the period ended October 31, 2009.
2.	Please disclose the significant assumptions used to estimate your financial results through October 31, 2009 (e.g. allowance for product returns, etc). In addition, please revise to describe any trends, events, or developments that impacted these financial results. Your revised disclosure should also explain how the amounts presented could differ from the October 31, 2009 operating results that will be reported and, in this connection, caution investors against attributing undue certainty to these amounts.
Response: Based upon the Staff’s comments, the Company has revised the disclosure on pages 3 and 4. We respectfully advise the Staff that the Company is currently not prepared to estimate other areas of its financial position for the thirteen weeks ended October 31, 2009, other than sales data. The Company typically does not complete the quarter-end closing process until the end of the following fiscal month. While the Company has estimated the effect of the sales return reserve, the estimated total impact on net sales is less than 0.04% of the total sales for the quarter. There are certain complex measurements in our closing process that the Company calculates on a quarterly basis that it cannot estimate at the present time.

U.S. Securities and Exchange Commission
Division of Corporation Finance

     As discussed last week and pending the Staff’s review of the Company’s responses to the Staff’s most recent comments, please note that the Company intends to furnish a letter on Tuesday, November 10, 2009, acknowledging the statements set forth in the Staff’s initial comment letter and to request acceleration of the effective date of the Registration Statement. As discussed last week, the Company anticipates requesting an effective date of November 12, 2009.
     We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4943 or my colleague, Jason K. Zachary at (212) 446-4844, at your earliest convenience.

Sincerely, /s/ Joshua N. Korff Joshua N. Korff KIRKLAND & ELLIS LLP

cc:	Robert N. Fisch Keith A. McDonough rue21, inc.

William F. Gorin Jeffrey D. Karpf Cleary Gottlieb Steen & Hamilton LLP

Annex A

Our Growth Strategy

We believe we are positioned to take advantage of significant opportunities to increase net sales and net income. We have recently invested significant capital to build the infrastructure necessary to support our growth. This investment includes an upgrade of our distribution facility and related systems, which we expect to complete by the end of the first quarter of fiscal year 2010. Upon completion, the distribution facility will be able to support approximately 1,300 stores. Key elements of our growth strategy include the following:

•	Increase Square Footage. We intend to drive our square footage growth by opening new stores and converting existing stores to our larger rue21 etc! layout. We believe there is a significant opportunity to expand our store base from 527 locations as of October 3, 2009 to more than 1,000 stores within five years. In fiscal year 2009, we plan to open 88 new stores, including 78 new stores opened as of October 3, 2009, and convert 26 stores, including 24 stores converted as of October 3, 2009. In fiscal year 2010, we plan to open approximately 100 new stores.

•	Drive Comparable Store Sales. We seek to maximize our comparable store sales by increasing the penetration of our diversified product categories, increasing our rue21 brand awareness, continuing to provide our distinctive store experience and converting existing stores to our larger rue21 etc! layout. We believe that our fashionable merchandise selections and affordable prices create shopping excitement for our customers, increase our brand loyalty and drive sales.

•	Improve Profit Margins. We believe we have the opportunity to drive margin expansion through scale efficiencies, continued cost discipline and changes in merchandise mix. We believe our expected strong store growth will permit us to take advantage of economies of scale in sourcing and to leverage our existing infrastructure, corporate overhead and fixed costs. We believe the expansion of our higher margin categories, such as accessories and footwear, will increase our overall margins over time.

Recent Developments

Management has prepared the estimated net sales and comparable store sales information below in good faith based upon our internal reporting for the thirteen weeks ended October 31, 2009. The estimate employs assumptions based upon historical sales return information and represents the most current information available to management. Such estimate has not been subject to our normal quarterly financial closing processes and interim condensed financial statement preparation. As a result, our actual financial results could be different and those differences could be material. Our consolidated interim condensed financial statements for the thirteen weeks ended October 31, 2009 are not expected to be filed with the SEC until after this offering is completed.

We believe that the recent net sales data, even when unaccompanied by net income data that is not yet available, is important to an investor’s understanding of our performance. The sales return information presented below for the thirteen weeks ended October 31, 2009 is estimated based upon currently available information and is subject to change. However, we do not expect actual sales return data for the thirteen weeks ended October 31, 2009 to be different by more than 0.04% from the estimated thirteen weeks ended October 31, 2009 sales return data presented below.

For the thirteen weeks ended October 31, 2009, our net sales increased 40.7%, or $39.6 million, to $137.1 million from $97.5 million for the thirteen weeks ended November 1, 2008. This increase in net sales was due to an increase of approximately 40% in the number of transactions, primarily driven by new store openings and an increase of approximately 0.2% in the average dollar value of transactions per store. Our comparable store sales increased 13.5% for the thirteen weeks ended October 31, 2009 compared to an increase of 6.6% for the thirteen weeks ended November 1, 2008. Comparable store sales increased by $11.8 million and non-comparable store sales increased by $27.8 million. There were 386 comparable stores and 148 non-comparable stores open at October 31, 2009 compared to 304 and 129, respectively, at November 1, 2008.

Net sales of girls apparel, girls accessories and guys apparel and accessories represented 58.3%, 22.3% and 19.4%, respectively, of total net sales for the thirteen weeks ended October 31, 2009 compared to 59.6%,

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22.2% and 18.2%, respectively, for the thirteen weeks ended November 1, 2008. The increase in the guys apparel and accessories category and the approximate corresponding decrease in the girls apparel category as a percentage of net sales was reflective of varying category sales growth rates. The girls accessories and guys apparel and accessories categories grew by approximately 41% and 50%, respectively. The girls apparel category grew by approximately 38%. The increase in the guys apparel and accessories category as a percentage of net sales was due to management efforts to expand the number of items in the guys apparel and accessories category. The girls accessories category net sales as a percentage of net sales change was minimal as category growth was closer to total net sales growth.

Although we are unable at this time to provide any additional estimates with respect to our financial position, we have not identified any unusual or unique events or trends that occurred during the thirteen weeks ended October 31, 2009 which might materially affect our results of operations. The final financial results for the thirteen weeks ended October 31, 2009 may be materially different from the preliminary estimates we are providing above due to completion of quarterly close and review procedures, final adjustments and other developments that may arise between now and the time the financial results for this period are finalized.

Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider these risks, including the risks discussed in the section entitled “Risk Factors” beginning on page 8 of this prospectus, before investing in our common stock. Risks relating to our business include:

•	we may not be able to effectively identify and respond to changing fashion trends and customer preferences in a timely manner or at all;

•	we may not be able to execute on our growth strategy because we are unable to identify suitable locations to open new stores or convert existing stores into our rue21 etc! layout, obtain favorable lease terms, attract customers to our stores, hire and retain personnel and maintain sufficient levels of cash flow and any necessary financing to support our expansion;

•	we may not be able to effectively manage our operations, which have grown rapidly, or our future growth;

•	we may not be able to maintain and enhance our brand image, which could adversely affect our business;

•	we may not be able to maintain or improve levels of comparable store sales;

•	we may lose key personnel, which could adversely impact our business;

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